UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INCONTACT, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45336E109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000

CUSIP No.	45336E109

1	NAMES OF REPORTING PERSONS Select Contrarian Value Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,204,828

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,204,828

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,204,828

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	45336E109

1	NAMES OF REPORTING PERSONS Kaizen Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,204,828

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,303

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,204,828

WITH:	8	SHARED DISPOSITIVE POWER

		82,303

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,287,131

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	45336E109

1	NAMES OF REPORTING PERSONS Kaizen Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,204,828

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,303

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,204,828

WITH:	8	SHARED DISPOSITIVE POWER

		82,303

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,287,131

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	45336E109

1	NAMES OF REPORTING PERSONS David W. Berry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,227,868

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,303

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,227,868

WITH:	8	SHARED DISPOSITIVE POWER

		82,303

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,310,171

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%

12	TYPE OF REPORTING PERSON

	IN

Item 1.
(a) Name of Issuer
INCONTACT, INC.
(b) Address of Issuer’s Principal Executive Offices
7730 S. Union Park Ave., Suite 500, Midvale, Utah 84047
Item 2.
(a) Name of Person Filing
This statement is jointly filed by and on behalf of Select Contrarian Value Partners, L.P., Kaizen Management, L.P., Kaizen Capital, LLC, and David W. Berry. Kaizen Management is the general partner of, and serves as the investment adviser to, Select Contrarian and may be deemed to beneficially own securities owned by Select Contrarian. Kaizen Capital is the general partner of Kaizen Management. Kaizen Capital may be deemed to beneficially own securities owned by Kaizen Management. Mr. Berry is the manager of Kaizen Capital. Mr. Berry may be deemed to beneficially own securities owned by Kaizen Capital.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
(b) Address of Principal Business Office or, if none, Residence
4200 Montrose Blvd., Suite 400, Houston, Texas 77006
(c) Citizenship
See Item 4 on the cover page(s) hereto.
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
45336E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.
(b) Percent of class: See Item 11 on the cover page(s) hereto.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.
Item 5. Ownership of 5% or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Other persons, including Select Contrarian Value Partners, L.P., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting person(s).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 9. Notice of Dissolution of Group
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 10. Certifications
(a) Not Applicable
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Select Contrarian Value Partners, L.P.
By: Kaizen Management, L.P.
Title: General Partner

By: Kaizen Capital, L.L.C.
Title: General Partner

By:	/s/ David W. Berry
	Name:	David W. Berry
	Title:	Manager
	Date:	February 16, 2010

Kaizen Management, L.P.
By: Kaizen Capital, L.L.C.
Title: General Partner

By:	/s/ David W. Berry
	Name:	David W. Berry
	Title:	Manager
	Date:	February 16, 2010

Kaizen Capital, L.L.C.
By:	/s/ David W. Berry
	Name:	David W. Berry
	Title:	Manager
	Date:	February 16, 2010

David W. Berry
By:	/s/ David W. Berry
	Name:	David W. Berry
	Date:	February 16, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)